Exhibit 99.1
ITURAN LOCATION AND CONTROL LTD.
SCHEDULES FIRST QUARTER 2022 RESULTS RELEASE
AND CONFERENCE CALL FOR TUESDAY, MAY 24, 2022
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Conference Call Scheduled at 10am ET

AZOUR, Israel – May 3, 2022 – Ituran Location and Control Ltd. (NASDAQ: ITRN), announced that it will be releasing its first quarter 2022 results on Tuesday, May 24, 2022.

The Company will be hosting a conference call later that day at 10am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 860 9642
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number:  +972 3 918 0609
at:
10:00am Eastern Time, 7:00am Pacific Time, 5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to approaching 2 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 3,000 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO and VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@gkir.com GK Investor & Public Relations (US) +1 212 378 8040